Exhibit 99.1
Gold Fields Limited
Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
(“Gold Fields” or the “Company”)

DEALING IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements") the Company hereby advises that Prescribed Officers of Gold Fields accepted and took ownership of their vested Performance Shares which were awarded and vested in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended.

Accordingly, the following consequent trades are announced:

Name of Prescribed Officer	M Preece
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	2025/03/28
Number of Shares traded	24,844
Number of Shares retained	28,586
Market Price per share	R395.4904
Total Value	R9,825,563.50
Name of Prescribed Officer and Director of Major subsidiary	KM Carter
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	2025/03/28
Number of Shares traded	6,374
Number of Shares retained	0
Market Price per share	R395.4904
Total Value	R2,520,855.81
Name of Prescribed Officer	L Rivera
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	2025/03/28
Number of Shares traded	52,786
Number of Shares retained	0
Market Price per share	R395.4904
Total Value	R20,876,356.25
Name of Prescribed Officer	BL Mokoatle
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial

Transaction Date	2025/03/28
Number of Shares traded	7,138
Number of Shares retained	0
Market Price per share	R395.4904
Total Value	R2,823,010.48
Name of Prescribed Officer	G Lotz
Nature of transaction	On market sale of shares in terms of the above Scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	2025/03/28
Number of Shares traded	5,953
Number of Shares retained	0
Market Price per share	R395.4904
Total Value	R2,354,354.35

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

3 April 2025
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd